[LETTER HEAD OF BIOPHAN TECHNOLOGIES, INC.]

February 2, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Brian Cascio
            Praveen Kartholy
            Lynn Dicker

      Re:   Biophan Technologies, Inc.
            Form 10-KSB for year ended February 28, 2005
            Filed May 27, 2005
            File No. 000-26057


Ladies and Gentlemen:

This letter is in response to your letter of comments dated January 24, 2006 from Brian Cascio, Accounting Branch Chief, to Robert J. Wood, who was Chief Financial Officer of the registrant on the filing dates of the reviewed forms. The responses of the Company to your comments are set forth below. All of such responses are keyed to the sequential numbering of the comments contained in your letter and to the headings used in such letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Item 7. Financial Statements, page 28

Report of Independent Registered Public Accounting Firm, page F-1

      1. We note that the audit opinion references the work of other auditors in regards to the cumulative column in the consolidated statements of operations and cash flows for the period from August 1, 1968 (inception) to February 29, 2000. Please revise your financial statements to include the separate report of the other auditors in accordance with Regulation 310 of Regulation S-B and Article 2-05 of Regulation S-X.

            We accept the validity of your comment and per discussion with reviewing staff, we have filed an amended 10-KSB for the year ended February 28, 2005 to present a revised Report of Independent Registered Public Accounting Firm that deletes the incorrect reference to the work of other auditors, thus obviating the need for the presentation of their report.



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February 2, 2006                                                     Page 2 of 3
Biophan Technologies Inc.

Consolidated Balance Sheet, page F-2

      2. We note that accounts payable and accrued expenses comprise greater than 10% of total assets. Please state separately, in the balance sheet or in a note, any item, included in accounts payable and accrued expenses, which is in excess of 10% of total assets in accordance with Regulation 310 of Regulation S-B.

            Upon analysis we have determined that trade accounts payable represents the only item that is in excess of 10% of total assets. Therefore, we have separately stated that item in the balance sheet of the amended 10-KSB as referred to above.

Note 2. Business combinations, page F-13

      3. Please tell us how you considered the $2 million commitment over four years in determining the cost of the acquired entity. Refer to paragraph 20 of SFAS 141.

            We consider this an agreement to provide funding to the entity to support the research and other operating expenses of our European subsidiary and not a cost of the acquired entity as would clearly be the case were the payments made to shareholders of the entity. As such, the payments are considered to be in the nature of development payments. These payments will be expensed by the parent company as incurred, recorded as income by the subsidiary, and eliminated in the consolidated financial statements.

      4. We note that the intellectual property rights acquired in the aMRIs acquisition have a 17 year useful life. Please tell us how you determined the useful life in accordance with SFAS 142.

            An analysis of the European patents to which we acquired the rights, reflected a legal life of 20 years from date of filing of the patent. Our analysis further indicated that at the time of the acquisition, the acquired patents had a remaining legal life on average of approximately 17 years. Intellectual property rights have a useful life that is directly related to the ability of the owner to legally claim license and royalty payments from companies making or selling products covered by valid patent claims in specific countries. It was our judgment that, in the absence of known obsolescence or other impairments, the remaining useful life of the patents was at least equal to the remaining average legal life of the patents. This judgment is reviewed at the close of each financial reporting and is subject to change if circumstances dictate.

      5. We note that you included the financial statements and pro forma information for aMRIs GmbH required by Item 310 of Regulation S-B on Form 8-K/A filed on May 6, 2005. However, the aMRIs GmbH and MR:Comp GmbH financial statements do not meet the requirements of Item 310 of Regulation S-B and Item 8.A.2 of Form 20-F because the audits were not conducted in accordance with U.S. generally accepted auditing standards. Please revise to include financial statements audited in accordance with U.S. generally accepted auditing standards.

            We have filed a request for a waiver of this requirement with the office of the Chief Accountant.

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February 2, 2006                                                     Page 3 of 3
Biophan Technologies Inc.

Form 10-Q for the quarter ended November 30, 2005

Item 1. Financial Statements, page 1

Revenue Recognition, page 8

      6. Please revise future filings to address the terms of any multiple element arrangements in accordance with EITF 00-21. Your discussion should address how the arrangement consideration is allocated among the separate units of accounting.

            We acknowledge your comment and, as suggested, in future filings, in accordance with EITF 00-21, we will address the terms of any multiple element arrangements and the allocation of consideration among separate units of accounting.

If you require any further information, please contact the undersigned at (585) 214-2437.

Sincerely yours,



/s/ Darryl L. Canfield
----------------------
Darryl L. Canfield
Chief Financial Officer